Filed Pursuant to Rule 424(B)(3)
Registration No. 333-159167

GRIFFIN CAPITAL NET LEASE REIT, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 16, 2011

TO THE PROSPECTUS DATED JULY 22, 2011

This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Net Lease REIT, Inc. dated July 22, 2011 and Supplement No. 1 thereto dated August 15, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership;

•	the extension of our initial public offering; and

•	changes to our state specific suitability standards in the “Suitability Standards” section of our prospectus.

Status of Our Offering and Ownership of Our Operating Partnership

Through September 14, 2011, we have received aggregate gross offering proceeds of approximately $40.8 million, which includes approximately $2.4 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $38.4 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of September 14, 2011, in connection with our initial public offering, we have issued approximately 3.9 million shares of our common stock for gross proceeds of approximately $38.4 million. As of September 14, 2011, approximately 78.6 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

As of September 14, 2011, we owned approximately 50.7% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our President and Chairman, Kevin A. Shields, our Vice President — Acquisitions, Don G. Pescara and David C. Rupert, the President of our sponsor, owned approximately 32.8% of the limited partnership units of our operating partnership. The remaining approximately 16.5% of the limited partnership units were owned by third parties.

Extension of Our Initial Public Offering

On September 14, 2011, our board of directors extended the termination date of our initial public offering from November 6, 2011 until November 6, 2012, which is three years after the effective date of our initial public offering. Our board of directors reserves the right to further extend the initial public offering, in certain circumstances, or terminate our initial public offering at any time prior to November 6, 2012.

Suitability Standards

The state specific special suitability standards on page i of the “Suitability Standards” section of our prospectus, is hereby amended and restated as follows:

“In all states, net worth is to be determined excluding the value of a purchaser’s home, furnishings and automobiles. Several states have established suitability requirements that are more stringent than our standards described above. Shares will be sold only to investors in these states who meet our suitability standards set forth above along with the special suitability standards set forth below:

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For Kansas Residents – It is recommended by the office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other direct participation investments. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

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For Alabama and Ohio Residents – Shares will only be sold to residents of the States of Alabama and Ohio representing that they have a liquid net worth of at least 10 times their investment in us and affiliates of us and our sponsor and that they meet one of our suitability standards.

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For Kentucky, Massachusetts, Michigan, Missouri, Nebraska and Oklahoma Residents – Shares will only be sold to residents of the States of Kentucky, Massachusetts, Michigan, Missouri, Nebraska and Oklahoma representing that they have a liquid net worth of at least 10 times their investment in our shares and that they meet one of our suitability standards.

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For Oregon and Pennsylvania Residents – Shares will only be sold to residents of the States of Oregon and Pennsylvania representing that they have a net worth of at least 10 times their investment in our shares and that they meet one of our suitability standards.

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For Iowa Residents – Shares will only be sold to residents of the State of Iowa representing that they have a liquid net worth of at least 10 times their investment in our shares and have a minimum net worth of $100,000 and annual income of $70,000, or, in the alternative, a net worth of $350,000.

•	For Tennessee Residents – Investment by Tennessee residents must not exceed 10% of their liquid net worth.”

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